U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Ingersoll                           William              Brett
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   (Last)                           (First)             (Middle)
c/o Chase Capital Partners
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

MediChem Life Sciences, Inc. ("MCLS")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

October  2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock (FN 1)                     10/30/00      C               3,241,253   A     N/A        4,031,497     I         (FN 2)
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Common Stock                            10/30/00      P                 390,244   A     $7.00      4,031,497     I         (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                  2.                                                                                       Deriv-    of
                  Conver-                     5.                               7.                          ative     Deriv-  11.
                  sion                        Number of                        Title and Amount            Secur-    ative   Nature
                  or                          Derivative     6.                of Underlying      8.       ities     Secur-  of
                  Exer-              4.       Securities     Date              Securities         Price     Bene-    ity:    In-
                  cise     3.        Trans-   Acquired (A)   Exercisable and   Instr. 3 and 4)    of        ficially Direct  direct
                  Price    Trans-    action   or Disposed    Expiration Date   ----------------   Deriv-    Owned    (D) or  Bene-
1.                of       action    Code     of(D)          (Month/Day/Year)           Amount    ative     at End   In-     ficial
Title of          Deriv-   Date      (Instr.  (Instr. 3,     ----------------           or        Secur-    of       direct  Owner-
Derivative        ative   (Month/     8)       4 and 5)        Date      Expira-        Number    ity       Month    (I)     ship
Security          Secur-   Day/       ------   ------------    Exer-     tion           of        (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)        ity      Year)      Code V   (A)  (D)        cisable   Date   Title   Shares    5)       4)         4)      4)
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

Class A Conver-
tible Preferred
Stock of MCR       18.65557                                                     Common
Holdings           for 1     10/30/00  C             195,183.18  (FN 1)  N/A    Stock    3,641,253  N/A     -0-        I     (FN 2)
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
Explanation of Responses:

1) Pursuant to the Articles of Incorporation of MCR Holdings, Inc. ("MCR"), the parent of MediChem Life Sciences, Inc. (the "Issuer") prior to the merger of the Issuer and MCR, the Class A Convertible Preferred Stock of MCR converted into shares of Class B Redeemable Stock of MCR, which were redeemed for cash, and on a 1-for-1 basis into shares of the Class A Common Stock of MCR. Immediately prior to the close of the Issuer's public offering, MCR was merged into the Issuer and all outstanding shares of the Class A Common Stock of MCR were converted into Common Stock of the Issuer.

2) The amounts shown represent the beneficial ownership of equity securities of the Issuer by Chase MediChem Partners, LLC ("MediChem") after the conversion and merger. A portion of the securities owned by MediChem may be deemed attributable to the reporting person because he is a general partner of Chase Capital Partners ("CCP"), the managing member of Chase Equity Associates, LP ("CEA"). CEA is the non-managing member of MediChem. The actual pro rata portion of the reporting person's beneficial ownership is not readily determinable because it is subject to several variables including CEA's and CCP's internal rate of return and vesting. Mr. Ingersoll disclaims ownership of the securities shown in the table to the extent it exceeds his indirect pecuniary interest in the Issuer.



/s/  W. Brett Ingersoll                                      11/9/00
---------------------------------------------         ----------------------
     W. Brett Ingersoll                                         Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.